SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 26, 2019

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Ms. Mara Ransom

Ms. Jennifer López-Molina

Ms. Jennifer Thompson

Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yunji Inc.
Registration Statement on Form F-1
CIK No. 0001759614

Dear Ms. Ransom, Ms. López-Molina, Ms. Thompson and Ms. Moosariparambil:

On behalf of our client, Yunji Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated April 25, 2019. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on April 22, 2019.

Securities and Exchange Commission

April 26, 2019

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s response to the comment contained in the letter from the Staff dated April 25, 2019. The Staff’s comment is repeated below in bold and are followed by the Company’s response. We have included page reference in the Registration Statement where the language addressing the Staff’s comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about May 2, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Prospectus Summary

Recent Developments, page 5

1.

Please revise your disclosure to provide estimated changes in other financial statement line items for the same period, such as operating costs and expenses or net loss, or tell us why you believe this presentation does not provide investors with an incomplete picture of your financial results. In doing so, please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. The nature of any unusual or nonrecurring items that have impacted or are expected to impact the preliminary results should also be disclosed.

In response to the Staff’s comment, the Company has included the estimated amount of total operating costs and expenses on page 5 of the Registration Statement. The Company believes that by disclosing the estimated amount of total operating costs and expenses the Company provides investors with meaningful and balanced disclosure. Combining the estimated revenues amount and the estimated amount of operating costs and expenses, the investors should be able to have an estimate of the Company’s overall performance and trend in the three months ended March 31, 2019. The Company is not aware of any unusual or nonrecurring items that have impacted or are expected to impact the preliminary results for the three months ended March 31, 2019.

Securities and Exchange Commission

April 26, 2019

The Company respectfully advises the Staff that because the Company has not completed the financial closing process for the three months ended March 31, 2019, the Company is unable to provide estimates for other financial statement line items, such as the net loss, with accuracy, which requires substantial amount of work. Under these circumstances, the Company believes it would not provide meaningful information to the investors, and may even result in providing misleading information to investors, if the Company has to disclose estimated figures for those financial statement line items for the three months ended March 31, 2019 with a wide range in the Registration Statement.

*        *        *

Securities and Exchange Commission

April 26, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.

Chen Chen, Chief Financial Officer, Yunji Inc.

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP